Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Vice President
and Associate General Counsel
Phone: 260-455-3917
MaryJo.Ardington@LFG.com
VIA EDGAR & email

February 23, 2017

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-8629

Re:       Lincoln Life & Annuity Company of New York
Lincoln New York Account N for Variable Annuities
Post-Effective Amendment No. 32
File No. 333-145531

Dear Mr. Zapata:

Attached is a copy of the above-referenced post-effective amendment filed on February 22, 2017.  The amendment consists of an updated prospectus that will be effective May 1, 2017.  The Statement of Additional Information has been incorporated by reference.

The amendment makes the following changes to the contracts that are sold as part of a fee-based financial plan under this prospectus:

•	addition of an annual account fee;

•	lower mortality & expense risk charges; and

•	new investment requirements for fee-based contracts that elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) or i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk).

Additionally, the amendment contains certain stylistic and administrative changes that have been made as part of our post-effective season updates. Please contact me at (260) 455-3917 with any questions or comments, and thank you for your assistance.

Sincerely,
Mary Jo Ardington